3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34474

SEC MAIL RECEIVED PROCESSING
MAR 0 5 2002
WASHINGTON D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 010101 (MM/DD/YY) AND ENDING 123101 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hammond & Botzum, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

453 S. Orange
(No. and Street)

Orange, CA 92866
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Botzum III (714) 771-6977
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. D. GOURLEY & Co.
(Name — *if individual, state last, first, middle name*)

501 South First Avenue, Suite C, Arcadia, CA 91006
(Address) (City) (State) Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/21/02

OATH OR AFFIRMATION

I, Charles A. Botzum, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hammond & Botzum, Inc., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed & sworn on this 28th day of Feb. 2002

Susan L. Snider

Notary Public

President

Signature

Title

SUSAN L. SNIDER
Commission # 1234561
Notary Public - California
Orange County
My Comm. Expires Sep 13, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

R. D. Gourley & Co.

Certified Public Accountants
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@compuserve.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
HAMMOND & BOTZUM, INC.

We have audited the accompanying statement of financial condition of **HAMMOND & BOTZUM, INC.** as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **HAMMOND & BOTZUM, INC**. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the

Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

R. D. Gourley & Co.
Arcadia, CA

February 22, 2002

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HAMMOND & BOTZUM, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets		
Cash and Cash Equivalents (Notes 1&4)	$	84,846
Cash (Restricted, Note 4)		2,563
Clearing Account		4,215
Prepaid Taxes		1,000
Total Current Assets		92,624
Investments:		
NASD, Common stock		3,300
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $18,729 (Note 1)		
Other Assets		
Cash Surrender Value of Officer's Life Insurance		61,612
Advance to Officer		17,313
Total Other Assets		78,925
Total Assets	$	174,849

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accrued Expenses	$	2,500
Payable to Brokers (Note 2)		
Total Current Liabilities	$	2,500

STOCKHOLDER'S EQUITY

Common Stock, $.01 Stated Value 500,000 Shares Authorized, 1,000 Shares Issued and 1,000 Shares Outstanding		10
Additional Paid in Capital		33,990
Retained Earnings		138,349
Total Stockholder's Equity	$	172,349
Total Liabilities and Stockholder's Equity	$	174,849

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC

STATEMENT OF INCOME/(LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues		
Commissions	$	60,541
Interest Income		3,560
		64,101
Operating Expenses		
Officers' Compensation		3,000
Occupancy and Equipment		12,000
Travel, Entertainment, Meals		5,787
Promotion		11,842
Communications		4,316
Clearing		4,521
Legal & Accounting		5,925
Dues and Subscriptions		904
NASD/SIPC Dues		1,570
Insurance		5,904
Other Expenses		3,275
Total Operating Expenses		59,044
Income from Operations		5,057
Provision for Income Tax (Note 5)		800
Net Income	$	4,257

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Cash Flows Used By Operating Activities:		
Cash Received from Brokers	$	60,541
Interest and Dividends Received		3,560
Cash Paid to Suppliers and Employees		(66,450)
Income Taxes Paid		(1,600)
Net Cash (Used) by Operating Activities		(3,949)
Cash Flows From Investing Activities:		
Cash Flows From Financing Activties:		
Cash flows from investing activities:		
Net cash provided (used) by investing activities		
Net (Decrease) in Cash and Equivalents		(3,949)
Cash and Equivalents, Beginning of Year		95,573
Cash and Cash Equivalents, End of Year	$	91,624

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC
CASH FLOW STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2001

INCREASE (DECREASE) IN CASH AND EQUIVALENTS

Reconciliation of Net Loss to Net Cash Used By Operating Activities:		
Net Income	$	4,257
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
(Increase) decrease in Prepaid Expenses		(800)
(Increase) decrease in Other Assets		(7,406)
Total Adjustments		(8,206)
Net Cash Provided by Operating Activities	$	(3,949)

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC

STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Paid in Capital		
Common Stock		$ 10
Additional Paid in Capital		33,990
Retained Earnings at Beginning of the Year	134,092	
Add		
Net Income	4,257	
Retained Earnings at End of Year		138,349
Total Stockholder's Equity		$ 172,349

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001
(See Accountant's Report)

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Company, located in Orange, California, is a **brokers' broker** registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company acts as an agent for principals in the buying and selling of municipal bonds.

Transactions are recorded on a **settlement date** basis, generally the third business day following the transaction's trade date. The Company utilizes a continuous net settlement process through its clearing agent, Emmett A. Larkin Company, Inc.

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized.

Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

The Company is a C Corporation for federal income and state of California franchise tax purposes. The amount of **current and deferred taxes** payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates.

For the purposes of the **Statement of Cash Flows**, the Company has defined cash equivalents as highly liquid investments, with original maturity's of less than six months, that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make **estimates and assumptions** that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

NOTE 2 - BROKER RECEIVABLES AND PAYABLES

The Company arranges simultaneous purchases and sales of municipal securities on behalf of its clients. Therefore, each broker receivable for an uncompleted transaction is principally offset by a broker payable for the same transaction. Under the continuous net settlement method all transactions net immediately.

HAMMOND & BOTZUM, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)
December 31, 2001
(See Accountant's Report)

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a)(2); wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2001 was $150,736 which exceeded minimum net capital requirements by $736. Management knows that compliance with the rule is required at all times and is aware of the operating and reporting requirements should minimum net capital fall below the required minimum of $150,000. Pursuant to Rule 17a-11, the Company reported to the National Association of Securities Dealers, Inc., Surveillance Department on January 5, 1998 that net capital fell below the 120 percent requirement of $180,000. Since that time the Company has been filing, on a monthly basis, a Focus Report Form X-17A-5.

NOTE 4 - CASH AND CASH EQUIVALENTS

The cash balance as of December 31, 2001 is $91,624 of which $2,563 is held in a reserve bank account and restricted as to use.

NOTE 5 - INCOME TAXES

The total provision for income taxes in the amount of $800 is for the minimum franchise tax assessed by the state of California. No provision for federal tax is provided.

NOTE 6 - COMMITMENTS

The Company is not committed under any operating leases with remaining non-cancelable terms in excess of one year at December 31, 2001.

2001	$ -0-
2002	-0-
2003	-0-
2004	-0-
2005	-0-
	$ -0-

HAMMOND & BOTZUM, INC.
NOTES TO FINANCIAL STATEMENTS
(Continued)
December 31, 2001
(See Accountant's Report)

NOTE 7 - RELATED PARTY TRASACTIONS

The Company rents its office space on a month to month basis from Charles A. Botzum, III an officer and sole shareholder of the Company. During 2001 the monthly charge for office space was assessed at a rate of $1,000 per month.

The officer and shareholder of the Company has entered into an agreement with the Company that any reimbursable expenses and charges for rent for office space are subordinated to the minimum net capital requirement of the Company.

The Company earned $24,127 of its municipal bond commissions from C. A. Botzum & Co. This amount represents a forty percent share of all municipal bond commissions earned by the Company for the year ended December 31, 2001. Charles A. Botzum III holds 12,500 shares of C. A. Botzum and Co. and was an active principal of C. A. Botzum and Co. for the period February 26, 2001 through March 15, 2001.

HAMMOND & BOTZUM, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Capital		
Total Stockholders' Equity	$ 172,349	
Total Capital		$ 172,349
Less:		
Non-allowable Assets	21,613	
		21,613
Net Capital Before Haircuts		150,736
		$ 150,736
Minimum Dollar Net Capital		150,000
Excess Net Capital		$ 736

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC
SCHEDULE II
RECONCILIATION OF COMPANY'S
COMPUTATION OF NET CAPITAL AND
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001

Total Ownership Equity	
Qualified for Net Capital As Reported in Company Part II (Unaudited) FOCUS Report	$ 150,736
Qualified Net Capital Per Audit Report	150,736
Difference	$ -0-

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

HAMMOND & BOTZUM, INC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

CREDITS	-0-	
DEBITS	-0-	
TOTAL REQUIREMENT	-0-	
AMOUNT ON DEPOSIT IN RESERVE ACCOUNT	$	2,563

SEE ACCOMPANYING NOTES AND ACCOUNTANTS' REPORT

R. D. Gourley & Co.

CERTIFIED PUBLIC ACCOUNTANTS
501 S. First Ave. · Arcadia, CA 91006
Tel: (626) 445-9767 · Fax: (626) 445-2869
E-mail: rdgco@compuserve.com

BOARD OF DIRECTORS
HAMMOND & BOTZUM, INC.

In planning and performing our audit of the financial statements and supplemental schedules of **HAMMOND & BOTZUM, INC.**, for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment for the computation of minimum net capital, that we consider to be material weaknesses as defined above. Management has not maintained minimum net capital of one-hundred and twenty percent of the minimum net capital requirements. Management has attempted to maintain net capital near or at the minimum requirement of $150.000. This increases the possibility of non-compliance with minimum net capital. This condition was considered in determining in nature, timing and extent of the procedures to be performed in our audit of the financial statements of Hammond and Botzum, Inc. for the year ended December 31, 2001. An improper reclass of $6,175 of an advance to officer from a non-allowable asset to an allowable asset at January 31, 2001 resulted in the reporting of minimum allowable capital in the amount of $155,889. The actual amount of minimum net capital at January 31, 2001 was $149,712 which did not satisfy the minimum net capital requirement of $150,000. A liability in the amount of $3,000 was omitted from the financial statements of April 30, 2001. The minimum net capital as reported at April 30. 2001 in the amount of $150,425 is corrected to be $147,425 which did not satisfy the minimum net capital requirement of $150,000.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related

regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for those stated in the preceding paragraph, were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. D. Gourley & Co.

R. D. Gourley & Co.
Arcadia, California

February 22, 2002

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